中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Airlines Company Limited (the "Company") has published the "Rules for Reviewing Annual Reports by the Audit Committee under the Board of Directors of China Southern Airlines Company Limited" on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

The Board of Directors of
China Southern Airlines Company Limited

18 April 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

China Southern Airlines Company Limited

The Rules for Reviewing Annual Reports by the Audit Committee under the Board of Directors (the "Board")

The Rules are formulated in accordance with relevant regulations promulgated by the China Securities Regulatory Commission for the purpose of improving its corporate governance mechanism, enhancing its internal control system, further solidifying the foundation for preparation of discloseable information and perfecting the performance of the Audit Committee in preparing and reviewing annual reports of the Company.

Article 1 Members of the Audit Committee should diligently perform their duties in preparing and reviewing annual reports of the Company.

Article 2 The Audit Committee should discuss with the accounting firm appointed by the Company in relation to the time arrangements for audit of the annual financial reports.

Article 3 The Audit Committee should procure the accounting firm to submit its audit report within the agreed timeframe, record in writing the way(s), times and results of such follow-ups, and procure the person-in-charge to sign for confirmation.

Article 4 The Audit Committee should review the financial statements prepared by the Company and form a written opinion before the certified accountants conduct the annual audit at the Company.

Article 5 The Audit Committee should keep in touch with the certified accountants responsible for the annual audit in respect of the issues found during audit, and review the financial statements of the Company again and form a written opinion after a preliminary audit opinion is issued by the certified accountants.

Article 6 The Audit Committee should vote on the annual financial statements to make a decision and submit the same to the Board for approval. Meanwhile, the Audit Committee should submit to the Board a report to summarise the audit work performed by the accounting firm for the year and decision on reappointment of or change in accounting firm for the coming year.

Article 7 The Audit Committee should discuss whether the annual audit fees are reasonable and make recommendations to the Board in this regard.

Article 8 The Audit Committee shall be under confidentiality obligations in relation to the Company's important operating information which it has access to before such information is officially disclosed. It should not reveal any insider information or conduct any insider transactions or assist others in manipulating the trading prices of the shares of the Company.

Article 9 The secretary to the Board should assist the Audit Committee in coordinating the review of annual reports and create necessary conditions for the Audit Committee to perform its duties.

Article 10 Issues not covered by the Rules shall be implemented in accordance with the relevant laws, administrative regulations, departmental rules, regulatory documents and the Articles of Association of the Company.

Article 11 The Rules are formulated and shall be construed by the Board of the Company.

Article 12 The Rules shall become effective upon approval by the Board of the Company.